UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: December 23, 2009

	By:	/s/ Alexander Y. Torbakhov
	Name:	Alexander Y. Torbakhov
	Title:	General Director

REPORT ON THE RESULTS OF THE VOTE

of the Extraordinary General Meeting of Shareholders

of Open Joint Stock Company “Vimpel-Communications”

10 Ulitsa 8 Marta, bldg. 14, Moscow, 127083, Russian Federation

(Protocol No 43 of December 17, 2009)

The Extraordinary General Meeting of Shareholders (hereinafter, the “Extraordinary General Meeting” or the “Meeting”) of Open Joint Stock Company “Vimpel-Communications” (hereinafter, “VimpelCom” or the “Company”) was held on December 17, 2009 by the Unanimous written consent of the Board of Directors of the Company made on November 2, 2009.

The Extraordinary General Meeting was conducted in the form of a meeting (voting may be effected by sending completed voting ballots to VimpelCom).

The Meeting was held at 4, Krasnoproletarskaya Ulitsa, Moscow, Russian Federation.

The total number of votes cast by the shareholders that participated in the Meeting was 47 528 548 constituting 82.36% of the total number of voting shares.

The Meeting had a quorum.

Chairman of the Meeting – Mr. Leonid R. Novoselsky.

Secretary of the Meeting – Secretary of the Board of Directors – Mr. Jeffrey D. McGhie.

The agenda of the Meeting:

1.	Allocation of profits and losses resulting from operations during the nine months ending on September 30, 2009, including adoption of the decision on payment of dividends to holders of common registered shares, and payment of dividends to holders of preferred registered shares of type “A” based on the results of the nine months ending on September 30, 2009.

The following decisions were made by the Meeting on the agenda Item:

Item No 1: Allocation of profits and losses resulting from operations during the nine months ending on September 30, 2009, including adoption of the decision on payment of dividends to holders of common registered shares, and payment of dividends to holders of preferred registered shares of type “A” based on the results of the nine months ending on September 30, 2009.

The results of the vote on the first item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting is 57 707 622.

The number of votes held by persons who participated in the Meeting is 47 528 548.

Quorum on the item put for voting was present.

The number of votes cast in favor of each voting option on this Item:

For	Against	Abstained
47 523 451	3 084	1 513

The decision taken:

To pay in cash dividends to holders of common registered shares based on operating results for the nine months ending on September 30, 2009 in the amount of 190.13 rubles per common share (for a total of 9,750,060,712.86 rubles for all common registered shares in the aggregate) within 60 days from the date of the adoption of this decision; and to pay in cash dividends to holders of preferred registered shares of type “A” based on operating results for the nine months ending on September 30, 2009 in the amount of 0.075 kopeck per preferred share within 60 days from the date of the adoption of this decision; and to invest the remaining profits resulting from operating results for the nine months ending on September 30, 2009 (after payment of dividends) into the business.

In accordance with Art. 56(1) of the Federal Law “On Joint Stock Companies” ZAO National Registry Company (located at: 6 Veresaeva Str., Moscow 121357) was charged with the functions of the Counting Commission. The following authorized persons are members of the Counting Commission formed by ZAO National Registry Company (Order No. 539 dated December 15, 2009): Eliseev Evgeniy Alexandrovich (chairman), Galkina Svetlana Anatolyevna (secretary), Smirnov Nikolay Egorovich (member).

Chairman of the Meeting	/signed/	Leonid R. Novoselsky

Secretary of the Meeting	/signed/	Jeffrey D. McGhie

December 17, 2009

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